[iGate Letterhead]

March 5, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

CF/AD2

100 F Street, NE

Washington, D.C. 20549-3561

Re:	iGate Corporation

Form 10-K for the Year Ended December 31, 2006

Filed March 15, 2007

File No. 0-21755

Dear Mr. Kronforst:

This letter is in response to your letter dated February 20, 2008 to iGate Corporation (the “Company”). Your letter included three follow-up comments to our previously provided response, to which we responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	SEC COMMENT: Please explain further why you believe that the distinction between new customers and new engagements for existing customers is not meaningful disclosure. Although both of these revenue sources may be a result of similar marketing programs, it is unclear to us why it would not be useful to understand the extent to which you are acquiring new revenue sources as compared to selling to your current customer base.

COMPANY RESPONSE: We believe the distinction between new customers and engagements for existing customers is not meaningful disclosure because the majority of any initial business received from new customers comes in the form of short-term, smaller “pilot” projects. The revenue associated with this kind of new start-up work is immaterial when compared to total revenues in any given period, and the reference to new customers was meant to be an indicator of the prospect of future revenue growth only. If, in the future, new business from new clients becomes a material factor in any reporting period, we will disclose this impact.

Mr. Mark Kronforst

March 5, 2008

2.	SEC COMMENT: We have read your response to prior comment number 2 and note that you do not believe that the onsite/offshore ratio is a direct indicator of revenue, however, based on your response it appears that the onsite/offshore ratio is meaningful to understanding your profitability. Please tell us what consideration you have given to quantifying the onsite/offshore ratio in connection with your discussion of gross margin.

COMPANY RESPONSE: We agree and do not believe that the onsite/offshore ratio is a direct indicator of revenues. We believe it’s an indicator of profitability but, in the period in question, it was not a meaningful indicator. The mix of higher margin services provided to clients, utilization rates, billing rates, annual salary raises within the Indian workforce and completing customer projects on time and within budget are more meaningful factors and are disclosed if and when such factors materially impact profitability.

In future disclosures, we will move any discussion of onsite/offshore ratios to the gross margin section and if this particular factor becomes materially relevant in any given period, we will expand our discussion of such ratio and its impact on profitability.

Liquidity and Capital Resources, page 29

3.	SEC COMMENT: Your response to prior comment number 4 appears to indicate that you will provide additional disclosures if there is a significant change in total operating cash flow. Please note that Section IV.B of SEC Release 33-4350 indicates that if the underlying sources of cash flows have materially varied, analysis of that variability should be provided even where reported amounts of cash provided and used by operations have been consistent. Please confirm to us that you will provide expanded disclosures in future filings.

COMPANY RESPONSE: We can confirm to you that if there are significant changes in individual cash flow components in the future, irrespective of any consistency with total cash flows generated in any prior periods, we will provide expanded disclosures to explain such material changes.

Mr. Mark Kronforst

March 5, 2008

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-787-9590).

Sincerely,

/s/ Michael Zugay
Michael Zugay
Chief Financial Officer

cc: Sunil Wadhwani